OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30,1998
Estimated average burden
hours per response . . . 12.00

SECURITIE  ISSION

04016347

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32682

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
                    (No. and Street)

New York   New York   10019
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne   (212) 471-6676
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name - if individual, state last, first, middle name)

1177 Ave. of the Americas   New York   New York   10036
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (3-91)

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Securities Corp. for the year ended December 31, 2003, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Thomas Clyne

Chief Financial Officer_____
Title

Subscribed and sworn to before me on this $\underline{27}$ th day
of February, 2004.

_____
Notary Public



BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary
of BNP PARIBAS)
Statement of Financial Condition
December 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
BNP Paribas Securities Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2003
(in thousands, except share data)

Assets

Cash	$	3
Cash and securities purchased under agreements to resell segregated under Federal and other regulations		13,002
Securities purchased under agreements to resell		21,126,681
Securities borrowed		24,832,405
Securities owned - at market value (including securities owned, pledged to counterparties of $ 4,465,838)		10,400,941
Securities failed to deliver		2,050,371
Receivable from brokers, dealers, and clearing organizations		733,869
Receivable from customers		70,308
Exchange memberships (market value $7,975)		7,714
Other assets		265,794
Total assets	$	59,501,088

Liabilities and stockholder's equity

Liabilities

Overnight loans and overdrafts	$	1,025,731
Securities sold under agreements to repurchase		30,294,707
Securities loaned		14,218,670
Securities sold, not yet purchased - at market value		8,287,312
Securities failed to receive		2,032,789
Payable to brokers, dealers, and clearing organizations		2,049,542
Payable to customers		660,534
Accrued expenses and other liabilities		309,499
		58,878,784
Liabilities subordinated to the claims of general creditors		237,000
Stockholder's Equity		385,304
Total liabilities and stockholder's equity	$	59,501,088

The accompanying notes are an integral part of this financial statement .

BNP Paribas Securities Corp. 3
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

1. **Organization and Nature of Business**

   BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. BNPPSC is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the International Securities Exchange ("ISE"), the Chicago Board of Trade ("CBOT") and the Municipal Securities Rulemaking Board ("MSRB"). The Company engages in proprietary transactions and brokerage and clearance activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides support services for certain affiliates.

2. **Significant Accounting Policies**

   Basis of Presentation
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2003. Significant estimates include realization of deferred tax assets, certain fees from affiliates and certain expenses charged by affiliates. Actual results could differ materially from such estimates included in the financial statements.

   Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value. Customers' securities transactions are reported on a settlement date basis.

   Resale Agreements
   Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repos and repos net, in the statement of financial condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same maturity date.

   Securities Borrowing and Lending Activities
   Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis with additional collateral obtained or refunded, as necessary.

BNP Paribas Securities Corp.   4
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

Derivative Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Exchange Memberships
Exchange memberships are recorded at cost, less any writedowns for other than temporary impairments.

3.   **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased at December 31, 2003, consist of:

	Owned	Sold
U.S. Government securities and agencies	$ 9,032,114	$ 7,948,419
Corporate debt instruments	960,564	-
Equities	212,322	189,087
Options	186,102	149,806
Municipal obligations	9,839	-
	$ 10,400,941	$ 8,287,312

4.   **Subordinated Liabilities**

The Company has the following outstanding subordinated loan agreements with BNPPNA at December 31, 2003:

Maturity Date	Amount
April 30, 2004	$ 72,000
July 31, 2004	75,000
October 31, 2004	90,000
	$ 237,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the NASD and the CBOT. All loans bear interest at the Federal Funds rate, as defined by BNPPNA, plus 3/8%.

BNP Paribas Securities Corp.   5
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

The agreements covering the subordinated borrowings have been approved by the NASD and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid.

5.   **Deferred Compensation**

Under the terms of a deferred bonus plan, employees with annual discretionary bonus awards in excess of a certain fixed Euro amount as defined by the Company, receive a portion of such excess amount in shares of BNPP. The shares are granted on the date of payment of the annual cash bonus ("grant date") and are held in a Trust until the shares are vested. For the year ended December 31, 2003, the grant date is expected to be February 29, 2004. The shares of each award vest evenly in each year during a three year period following the grant date. Once vested, the employee may sell or retain their vested shares at their discretion.

In addition, the Company allows certain employees to defer up to 50% of their total compensation through a voluntary deferred compensation plan.

6.   **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements are covered under various benefit plans. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by third party investment advisors. At December 31, 2003, the defined benefit plan was underfunded by approximately $30,500.

7.   **Income Taxes**

The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company which is owned by BNPPNA and for which the ultimate parent is BNPP.

The Company records a current income tax provision equal to the total current and deferred tax provision (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The resulting tax payable or benefit receivable is settled with PNA periodically throughout the year. At December 31, 2003, the Company's tax payable to PNA in the amount of $60,789 has been offset against intercompany receivables from PNA, which are included in accrued expenses in the statement of financial condition.

The difference between the Company's federal effective tax rate and its statutory rate is due to permanent differences (1) associated with the Company's inclusion in the consolidated PNA tax returns, whereby the Company's state and local tax rate is lower than it would experience as a separate taxpayer, due to certain state and local tax strategies and transactions by PNA and its subsidiaries, (2) relating to federal tax treatment of an agency transaction, and, (3) relating to other items, such as non-deductible meals and entertainment.

BNP Paribas Securities Corp.   6
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

8. **Transactions with Related Parties**

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, clearance and settlement of security transactions, and operational support.

At December 31, 2003, the Company has a formal line of credit from BNPP. Borrowings under the line of credit bear a rate of Federal Funds, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under this arrangement is $1,500,000, of which $750,000 is secured, and $750,000 is unsecured. At December 31, 2003, the Company had a secured borrowing of $718,000, and a unsecured borrowing of $280,100.

The Company has a tax sharing arrangement with PNA (see Note 7). The Company maintains demand deposit accounts with, and borrows funds from BNPP and its affiliates. At December 31, 2003, assets and liabilities with related parties consist of the following:

Cash	$	2
Securities purchased under agreements to resell		12,276,355
Securities borrowed		3,840,056
Securities failed to deliver		178,747
Receivable from brokers, dealers, and clearing organizations		327,998
Other assets		180,224
Overnight loans and overdrafts		1,024,963
Securities sold under agreements to repurchase		14,984,783
Securities loaned		12,866,659
Securities failed to receive		187,403
Payable to brokers, dealers, and clearing organizations		585,523
Accrued expenses and other liabilities		168,120
Liabilities subordinated to the claims of general creditors		237,000

The Company clears futures transactions on behalf of BNPP and its affiliates, in addition to its proprietary futures positions. In connection with this activity, the Company receives cash margin deposits from BNPP and its affiliates and meets its margin obligation with futures exchanges by depositing cash and securities with the exchanges. At December 31, 2003, the Company had received $377 of margin deposits from BNPP and its affiliates, which are included in payable to brokers, dealers and clearing organizations on the statement of financial condition.

9. **Pledged Assets, Commitments and Contingencies**

At December 31, 2003, the approximate market values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FASB

BNP Paribas Securities Corp.   7
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

interpretation number ("FIN") 41, ("Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"), were:

Sources of collateral	
Securities purchased under agreements to resell	$ 41,038,105
Securities received in securities borrowed vs. cash transactions and letters of credit	21,741,147
Total	$ 62,779,252

At December 31, 2003, the approximate market values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, ("Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"), were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 44,593,070
Securities loaned	14,370,613
Total	$ 58,963,683

The Company, in the normal course of business, has been named as defendant in various legal proceedings. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial statements.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2003, the Company had firm securities with a market value of $119,840 deposited to satisfy such requirements. The Company has pledged $8,690,141 of securities collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Certain written put options permit cash settlement and do not require the option holder to own the reference asset. The Company does not consider these contracts to be guarantees as described in FIN 45, ("Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others").

10. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital

BNP Paribas Securities Corp.   8
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of $250 or 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2003, the Company had net capital of $338,250, which was $337,535 in excess of its required net capital.

Additionally, the Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2003, $10 in cash and U.S. government securities with a market value of $12,992 have been segregated in a special reserve account. At December 31, 2003, the Company was required to maintain a balance of $1,152 in this account.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. At December 31, 2003, there were no segregation or secure funds requirements.

11.   **Credit Risk and Financial Instruments with Off -Balance Sheet Risk**

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with customers, brokers and dealers and affiliates. These securities activities are transacted on either a receipt versus payment/delivery versus payment or a cash basis. The Company is exposed to risk of loss on these transactions in the event the counterparty fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a market value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
(dollars in thousands)

9

collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold (including short puts), but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

The Company's trading activities include the use of futures contracts, options on futures contracts and on equity securities, credit default swaps, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government and corporate bond trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's statement of financial condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's statement of financial condition.

12. **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The reverse repos, securities borrowed and securities failed to deliver are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the receivables are a reasonable estimate of fair value. Securities owned are carried at fair value based primarily on quoted market prices.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. The repos, securities loaned and securities failed to receive are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the payables are a reasonable estimate of fair value. Securities sold, not yet purchased are carried at fair value based primarily on quoted market prices.

Due to the short-term nature of the subordinated loan agreements and the variable rate of interest charged, the carrying value approximates the estimated fair value.

13. **Guarantor Agreements**

The Company is contingently liable under letters of credit issued to counterparties lending securities to the Company. At December 31, 2003, the total letters of credit issued and utilized are $145,000 and $94,406, respectively.